UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

Commission File Number: 0-22616

     (Check One): [X] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q [ ] Form N-SAR

For Period Ended: December 31, 2002

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

The registrant is filing its Annual Report on Form 10-K for the year ended December 31, 2002 (the “Annual Report”) on the date hereof. The Annual Report does not include in Item 15 the financial statements and related notes and financial statement schedules of NTL Europe, Inc. and NTL (Delaware), Inc. as of December 31, 2002 and 2001, and for the three years ended December 31, 2002 required by Rule 3-10 of Regulation S-X. In addition, the Annual Report does not contain the certification required by Rule 13a-14 of the Securities Exchange Act of 1934, as amended, and is not accompanied by the certification required by section 906 of the Sarbanes-Oxley Act of 2002.

PART I — REGISTRANT INFORMATION

Full Name of Registrant: NTL INCORPORATED

Former Name if Applicable: NTL COMMUNICATIONS CORP.

Address of Principal Executive Office (Street and Number): 110 EAST 59TH STREET

City, State and Zip Code: NEW YORK, NY 10022

PART II – RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; and

[ ]	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, or portion thereof could not be filed within the prescribed time period.

On May 8, 2002, NTL Incorporated (then known as NTL Communications Corp.), NTL Europe, Inc. (then known as NTL Incorporated) and certain of the registrant’s and NTL Europe, Inc.’s subsidiaries filed a pre-arranged joint reorganization plan (the “Plan”) under Chapter 11 of the US Bankruptcy Code. The Plan became effective on January 10, 2003 at which time the registrant emerged from bankruptcy.

Pursuant to the Plan, the entity formerly known as NTL Incorporated and its subsidiaries and affiliates were split into two separate groups, and the registrant and NTL Europe, Inc. each emerged as independent public companies.

During the period ended December 31, 2002, the registrant had outstanding two series of registered convertible notes, its 7% Convertible Subordinated Notes due 2008 (the “7% Notes”) and its 6-3/4% Convertible Senior Notes due 2008 (the “6-3/4% Notes” and, together with the 7% Notes, the “Convertible Notes”). The Convertible Notes were cancelled under the Plan and are no longer outstanding. The 7% Notes were co-obligations of NTL Europe, Inc. and NTL (Delaware), Inc. and the 6-3/4% Notes were co-obligations of NTL Europe, Inc. NTL (Delaware), Inc. is a wholly owned subsidiary of NTL (Europe), Inc. and is not a subsidiary of the registrant.

Because the Convertible Notes were outstanding as of December 31, 2002, Rule 3-10 of Regulation S-X requires the registrant’s Annual Report on Form 10-K for the period ended December 31, 2002 to include consolidated balance sheets for each of NTL Europe, Inc. and NTL (Delaware), Inc. as of December 31, 2002 and 2001 and consolidated statements of operations and cash flows of each of NTL Europe, Inc. and NTL (Delaware), Inc. for the years ended December 31, 2002, 2001 and 2000 and the related notes and financial statement schedules (collectively, the “Co-obligor Financial Statements”).

Since the consummation of the Plan, the registrant is no longer affiliated with NTL Europe, Inc. or NTL (Delaware), Inc. As a consequence, the registrant must rely on NTL Europe, Inc. and NTL (Delaware), Inc. to cooperate in the preparation, audit and filing of the Co-obligor Financial Statements for the registrant’s 2002 Form 10-K. The registrant has formally requested such cooperation from NTL Europe, Inc. and NTL (Delaware), Inc. Although NTL Europe, Inc. and NTL (Delaware), Inc. have informed the registrant that they intend to cooperate in the provision of such information they have informed the registrant that they will be unable to provide the registrant with the relevant information in time to enable the registrant to include the Co-obligor Financial Statements in a timely filing on March 31, 2003 of the registrant’s Annual Report on Form 10-K for the period ended December 31, 2002.

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As a result it has not been possible without unreasonable effort or expense for the registrant to include the Co-obligor Financial Statements in the registrant’s Annual Report on Form 10-K for the period ended December 31, 2002 by March 31, 2003. In addition, solely because of the omission of the Co-obligor Financial Statements, the Form 10-K is not accompanied by the certifications required by section 906 of the Sarbanes-Oxley Act of 2002 and Rule 13a-14 of the Securities Exchange Act of 1934, as amended. However, the appropriate executive officers of the registrant have established disclosure controls and procedures (as defined in Rules 13a-14 and 15d-14 of the Exchange Act) and the registrant has, under the supervision of such officers, evaluated the effectiveness of those disclosure controls and procedures as of a date within 90 days prior to the filing of the Form 10-K. Those executive officers have disclosed the results of their evaluation to the registrant’s auditors and audit committee and the registrant has disclosed in the Form 10-K, as required by Item 14 of Form 10-K, such officers’ conclusions about the effectiveness of the disclosure controls and procedures based on their evaluation and any significant changes in or affecting the registrant’s internal controls. Upon the registrant obtaining the necessary information from NTL Europe, Inc. and NTL (Delaware), Inc. to enable the registrant to file the Co-obligor Financial Statements, the registrant will file an amendment to the Form 10-K to include such financial statements and the certifications.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Richard J. Lubasch	(212) 906-8440
(Name)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[X] Yes [ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The changes in results of operations are explained in Item 7 and Item 15 of the Annual Report, filed on the date hereof.

NTL INCORPORATED

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2003	By:	/s/Gregg Gorelick

Gregg Gorelick
Vice President - Controller

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